UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 001-13828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SUNEDISON RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUNEDISON, INC.
13736 Riverport Drive
Maryland Heights, Missouri 63043

SUNEDISON RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator, and Investment Committee of the
SunEdison Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the SunEdison Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 and schedule of delinquent participant contributions for the year ended December 31, 2015 and have been subjected to audit procedures performed in conjunction with the audit of SunEdison Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

Saint Louis, Missouri
July 13, 2016

SUNEDISON RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Non-interest bearing cash	$56,675	$65,022

Investments at fair value:
Shares of registered investment companies	119,015,143	90,838,583
SunEdison, Inc. common stock	4,979,417	16,822,243
Guaranteed income fund	22,888,086	21,602,299
Brokerage accounts	4,440,737	3,810,949
Interest-bearing cash	5,125	—
Pooled separate accounts	156,877	22,182
Total investments	151,485,385	133,096,256

Receivables:
Participant contributions receivable	—	405,299
Employer contributions receivable	—	260,834
Notes receivable from participants	3,955,496	2,980,121
Total receivables	3,955,496	3,646,254
Net assets available for benefits	$155,497,556	$136,807,532
See accompanying notes to financial statements.

SUNEDISON RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Additions:
Income from investments:
Interest and dividend income	$2,145,732	$2,499,832
Net (depreciation) appreciation in fair value of investments	(12,396,868)	17,942,899
Total income from investments	(10,251,136)	20,442,730

Contributions:
Employer	12,206,970	8,791,464
Participants	15,264,919	11,833,208
Participant rollovers	17,094,906	2,604,634
Total contributions	44,566,795	23,229,306

Interest income on notes receivable from participants	104,140	107,619
Total additions	34,419,799	43,779,655

Deductions:
Benefit payments to participants	16,983,666	15,714,733
Administrative expenses	146,042	152,911
Total deductions	17,129,708	15,867,644
Net increase	17,290,090	27,912,011

Transfers from (to) other plans (see Note 1)	1,399,935	(86,252,289)

Net assets available for benefits:
Beginning of year	136,807,532	195,147,810
End of year	$155,497,557	$136,807,532
See accompanying notes to financial statements.

SUNEDISON RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of the Plan

The following description of the SunEdison Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on April 1, 1989 under the provisions of Section 401(k) of the Internal Revenue Code and was restated January 1, 2012. The Plan is a defined contribution retirement savings plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), sponsored by SunEdison, Inc. (the “Company” or the "Plan Sponsor"). The SunEdison, Inc. Investment Committee is the designated administrator of the Plan (the “Plan Administrator”), including having the responsibility for reviewing the performance of the Plan’s investment alternatives. The members of the SunEdison, Inc. Investment Committee are employees of the Company.

(b)	Contributions

Participants may elect to contribute from 1% to 50% of their covered compensation as described in the Plan on a before-tax basis. The before-tax contribution is limited to the amount specified by Section 402(g) of the Internal Revenue Code ($18,000 in 2015 and $17,500 in 2014). Participants who attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). A participant is eligible to receive employer-matching contributions of 100% of the first 3% of the employee’s contribution, 50% of the next 2% contributed, and 20% of the next 1% contributed, up to 4.2% of the participant’s covered compensation for the Plan year. The Company additionally contributes 2% of compensation as a non-matching contribution on behalf of all participants.

(c)	Participant Accounts

Each participant account is comprised of the following subaccounts: a before-tax account, a non-matching account, a matching account, and a rollover account, as applicable. Participants may elect to participate and/or adjust contribution elections at any time. Each participant account is credited with participant contributions as specified by the participant; an allocation of the Company’s contributions; and the income, loss, appreciation, and depreciation attributable thereto. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)	Vesting

All participant accounts are immediately and fully vested.

(e)	Investment Options

Participants may direct investment or reinvestment of contributions credited to their individual accounts in any one or a combination of the available investment options in increments of 1% of the amount credited. Interfund transfers in and out of the SunEdison Stock Fund are limited to one per week. Participants may elect to adjust all other investment options daily.

In May 2010, the Company limited the amount of future contributions to the SunEdison Stock Fund to 15% of a participant’s total contributions. In addition, participants are not allowed to transfer existing balances into the SunEdison Stock Fund to the extent the amount invested would exceed 15% of the participant’s account balance.

The recordkeeper uses unitized accounting to record transactions within the SunEdison Stock Fund. The SunEdison Stock Fund is typically comprised of approximately 97% SunEdison common stock and 3% cash. Unitized accounting allows for same-day processing of transactions within the SunEdison Stock Fund. The unit value will fluctuate with the changes in the value of SunEdison common stock. The employee investor will retain all the benefits of a shareholder, including voting rights.

(f)	Notes Receivable from Participants

Participants may apply for and receive loans from their vested accounts. No more than two loans may be outstanding to a participant at any one time. The amount of loans to an individual participant shall not exceed the lesser of $50,000 or one-half of the vested portion of the account balance of the participant as of the date the loan is requested by the participant without regard to any contributions allocated to the account of the participant on or after such date. The minimum amount of any loan shall be $1,000. Loan terms range from one to five years bearing an interest rate based upon the prime rate on the last business day of a calendar quarter effective for loans made on and after the first business day of the subsequent quarter with the exception of loans for the purchase of a primary residence. As of December 31, 2015, notes receivable from participants bear interest rates from 3.25% to 4.25% and have various maturity dates through August 2028. Interest income on notes receivable from participants is recognized when earned. Principal and interest are paid ratably through payroll deductions.

(g)	Payment of Benefits

Under the terms of the Plan, participants or their designated beneficiaries are entitled to receive the amounts credited to their accounts upon normal retirement at age 65, early retirement, disability, or death. Distributions are made in the form of a lump-sum payment.

Participants who have attained age 59½ may elect to withdraw the amounts credited to their before-tax and safe harbor matching accounts and non-matching accounts. Participants who have not yet attained 59½ shall not be eligible to withdraw amounts credited to their before-tax and safe harbor matching accounts, and their non-matching accounts except as provided for hardship withdrawals of before-tax contributions.

Participants may elect to withdraw all or any portion of the amount credited to their rollover account.

In addition, hardship withdrawals are allowed for employees under age 59½ under certain circumstances in an amount equal to the value of accumulated before-tax contributions and the safe harbor match account. Account earnings are not eligible for inclusion in the withdrawal amount. Participants incurring a hardship withdrawal will not be eligible to make further contributions to the Plan for at least 6 months after the receipt of such distribution.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(i)	Additional Events

Effective January 2014, the Plan changed its trustee from Prudential Bank & Trust to State Street Bank & Trust (the "trustee"). Concurrently, the Plan changed its recordkeeper from Prudential Bank & Trust to Transamerica Retirement Solutions.

The investment options available to employees prior to January 2014 were replaced with the following options:

•	SecurePath for Life Retirement Income

•	SecurePath for Life 2010

•	SecurePath for Life 2015

•	SecurePath for Life 2020

•	SecurePath for Life 2025

•	SecurePath for Life 2030

•	Standard Stable Asset Fund I Stable Value

•	TLIC SecurePath for Life Group Annuity Contract

•	Prudential Inc. Flex Target Balanced Fund

Investment options still available to employees as of January 2014 were the following funds:

•	Vanguard Institutional Index Fund

•	American Beacon Large Cap Value Institutional Fund

•	Eagle Small Cap Growth I Fund

•	Goldman Sachs Small Cap Value Institutional Fund

•	JP Morgan Large Cap Growth Select Fund

•	JP Morgan Mid Cap Value Fund

•	Thornburg International Value R5 Fund

•	T. Rowe Price Capital Appreciation Fund

•	SunEdison Stock Fund

•	Metropolitan West Total Return Bond Fund I

•	Vanguard Total Bond Market Index Signal

•	Eaton Vance Atlanta Capital SMID Cap I

During the year ended December 31, 2015, the PVT Solar Inc. 401(k) Profit Sharing Plan Trust was merged into the Plan. Also during the year ended December 31, 2015, participant rollovers of $11,577,483 were received by the Plan representing the account balances previously held by participants in the First Wind 401(k) Retirement Plan following the Company's acquisition of First Wind Holdings, LLC.

Following the initial public offering of SunEdison Semiconductor Limited, previously a wholly owned subsidiary of SunEdison, Inc., on May 28, 2014, SunEdison Semiconductor Limited created a separate retirement savings plan. On June 24, 2014, a transfer of $86,252,289 was made out of the Plan to remove all funds associated with SunEdison Semiconductor Limited employees.

(2)	Summary of Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

(b)	Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Investment in Insurance Contracts

The Standard Stable Asset Fund is a group annuity contract issued by Standard Insurance Company. The Plan Sponsor receives a direct guarantee of principal and accrued interest from the Standard Insurance Company. The guarantee is backed by the full faith and creditworthiness of Standard Insurance Company. Guarantees are based on the claims-paying ability of the Standard Insurance Company and not on the value of the securities within the general account. The Standard Insurance Company has consistently received strong, favorable financial strength ratings through the years and there are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Standard Stable Asset Fund is included at its carrying value in the statements of net assets available for benefits, which approximated its fair value at each of December 31, 2015 and 2014. The contract value of the investment approximates the fair value, due to the nature of the investment contracts not having a fair value adjustment upon discontinuance.

(d)	Valuation of Investments

Investments are reported at fair value, which is the price that would be received for selling an asset or paid to transfer a liability in a normal transaction between market participants at a measurement date. See Note 6 for discussion of fair value measurements. The Plan's investment committee determines the Plan's valuation policies utilizing information provided by the investment advisors, custodians and banks. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) amount reported includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(e)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on the accrual basis. Related fees are reported as adminstrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

(f)	Administrative Expenses

The reasonable expenses incident to the operation of the Plan are paid out of the trust fund, unless the Company, in its sole discretion, elects at any time to pay part or all of such expenses. Expenses that are paid by the Company are excluded from these financial statements. Fees related to administration of notes receivable from participants are charged directly to participant accounts and are reported as administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

(g)	New Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient”. Part I of ASU 2015-12 designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II of ASU 2015-12 eliminates the requirement that plans disclose: (a) individual investments that represent 5 percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type requirements for both participant-directed investments and nonparticipant-directed investments. Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. Parts I and II of ASU 2015-12 are effective on a retrospective basis, and Part III of ASU 2015-12 is effective on a prospective basis, for fiscal years beginning after December 15, 2015. Early adoption is permitted. The adoption of ASU 2015-12 is not expected to have a significant impact on the Plan's financial statements.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and removes the requirement to make certain disclosures on these investments. ASU 2015-07 requires retrospective adoption and is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The adoption of ASU 2015-07 is not expected to have a significant impact on the Plan's financial statements.

(h)	Subsequent Events

We have evaluated subsequent events or transactions that occurred after the balance sheet date of December 31, 2015 up through July 13, 2016, which is the date the accompanying financial statements and supplemental schedule were issued.

(3)	Trust Fund Managed by the Trustee

The Plan assets are maintained in a trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the trustee.

(4)	Tax Status

The Internal Revenue Service issued its latest determination letter on May 14, 2014, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified, therefore no provision for income taxes has been included in the accompanying financial statements.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2012.

(5)	Investments

The following table presents investments that represent 5% or more of the net assets available for benefits at December 31, 2015 and 2014.

	2015	2014
Guaranteed Income Fund *	$22,888,086	$21,602,299
Vanguard Institutional Index Fund	23,833,284	19,032,864
SunEdison Stock Fund	**	16,822,243
Thornburg International Value R5 Fund	18,143,757	11,363,308
American Beacon Large Cap Value Institutional Fund	13,288,514	11,783,867
Metropolitan West Total Return Bond I	10,660,759	8,668,124
JPMorgan Large Cap Growth Select Fund	11,523,699	7,415,731
Goldman Sachs Small Cap Value Institutional Fund	8,167,928	7,202,171
Eagle Small Cap Growth I Fund	8,409,841	7,058,183
Eaton Vance Atlanta Capital SMID Cap I	8,186,335	**

* Amounts represent contract value.
** Investment did not exceed the 5% threshold for the plan year.

The Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $12,396,868 in 2015 and appreciated in value by $17,942,899 in 2014, respectively, as follows:

	2015	2014
Shares of registered investment companies	$(1,016,510)	$8,197,256
SunEdison, Inc. common stock	(10,982,362)	9,527,805
Brokerage accounts	(397,996)	217,838
Net (depreciation) appreciation in fair value	$(12,396,868)	$17,942,899

(6)	Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of the Plan. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy consists of three levels based on the reliability of inputs as follows:

▪
Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

▪
Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability. Valuations for Level 2 assets are prepared on an individual asset basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar assets in active and inactive markets.

▪	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used when Level 1 or Level 2 inputs are not available. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Level 1 Fair Value Measurements

Investments in common stocks and registered investment companies (mutual funds) are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.

Level 2 Fair Value Measurements

Investments in the Guaranteed Income Fund valued at contract (book) value represent deposits made to the contract, plus earnings at guaranteed interest rates, less withdrawals and fees. The contract is affected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Interest is credited on contract balances using a single “portfolio rate” approach and is reset semi-annually to prevailing market rates. As such, fair value approximates contract value.

Investments in pooled separate accounts are valued at net asset value expedient to fair value. There are no unfunded commitments or other restrictions on this target date investment.

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits. There were no transfers into or out of Level 1, Level 2, and Level 3 investments during the year ended December 31, 2015. The below table represents the Plan fair value by investment type and by measurement level.

December 31, 2015	Fair Value	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$86,292,159	$86,292,159	$—	$—
International equity funds	18,143,757	18,143,757	—	—
Bond funds	14,579,227	14,579,227	—	—
Total registered investment companies	119,015,143	119,015,143	—	—
SunEdison, Inc. common stock	4,979,417	4,979,417	—	—
Pooled separate accounts	156,877	—	156,877	—
Guaranteed income fund	22,888,086	—	22,888,086	—
Brokerage accounts (a)	4,440,737	4,440,737	—	—
Interest-bearing cash	5,125	5,125	—	—
Total investments	$151,485,385	$128,440,422	$23,044,963	$—

December 31, 2014	Fair Value	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$69,361,126	$69,361,126	$—	$—
International equity funds	11,363,308	11,363,308	—	—
Bond funds	10,114,149	10,114,149	—	—
Total registered investment companies	90,838,583	90,838,583	—	—
SunEdison, Inc. common stock	16,822,243	16,822,243	—	—
Pooled separate account	22,182	—	22,182
Guaranteed income fund	21,602,299	—	21,602,299	—
Brokerage accounts (a)	3,810,949	3,810,949	—	—
Total investments	$133,096,256	$111,471,775	$21,624,481	$—

(a)	Brokerage accounts are invested in a variety of categories of common stocks, mutual funds and other investments as directed by participants.

(7)	Investment Contracts

The Plan invests in a benefit responsive investment contract, known as a Guaranteed Income Fund ("GIF"). The fair value of the Plan's investment contract have been determined using a “portfolio rate” approach to approximate contract value, as the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the Plan to transact at contract value and there are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value. Upon a discontinuance of the contract by the Plan Sponsor, contract value would be paid no later than 30 days from the date the Plan Sponsor provides notice to discontinue. In addition, management has determined that no adjustment from contract value is required for credit quality considerations.

Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The average yield earned by the Plan, based on actual earnings and credited to Plan participants, was 1.94% and 2.01% as of December 31, 2015 and 2014, respectively. No adjustment is required to reconcile between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment, and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.95% as of December 31, 2015. During 2015, the GIF, the Stable Asset Fund, was backed by the financial strength of Standard Insurance Company.

(8)	Related Party Transactions

State Street Bank & Trust was the trustee for the years ended December 31, 2015 and 2014. Fees paid by the Plan to the trustee for investment management services were $84,597 and $76,193 in 2015 and 2014, respectively. These fees qualify as party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held 1,285,874 and 1,203,446 shares, respectively, of common stock of the Company, the sponsoring employer, with a fair market value of $4,979,417 and $16,822,243, respectively. The Plan recorded net depreciation in fair value for the year ended December 31, 2015 of $10,982,362 and appreciation in fair value for the year ended December 31, 2014 of $9,527,805 from the Company's common stock.

(9)	Risks and Uncertainties

Investment Securities

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

U.S. Department of Labor Investigation

In April 2016, the U.S. Department of Labor commenced an investigation pursuant to its authority under Section 504 of ERISA to determine whether the Plan was conforming with the provisions of Title I of ERISA and regulations or orders thereunder. Given the preliminary stage of the investigation, the Plan Administrator is unable to provide any assurances as to the ultimate outcome of the investigation or its potential impact to the Plan's financial statements.

Internal Review of Plan Operations

In connection with an internal review of the Plan's operations performed by the Plan Sponsor, certain errors related to payroll deductions of elective deferrals were identified that occurred during the years ended December 31, 2015 and 2014. The Plan Sponsor is preparing to correct these errors as well as any that may have occurred after that period through a self-correction program or the Employee Plans Compliance Resolution System as set forth in Revenue Procedure 2015-27. At the present time, the amount due to the Plan for these items has not been determined by the Plan Sponsor. Accordingly, it is not practicable for the Plan to recognize a receivable for these items.

(10)	Legal Proceedings

Missouri ERISA Class Actions

In January and February 2016, putative class action lawsuits were filed in the U.S. District Court for the Eastern District of Missouri on behalf of participants in or beneficiaries of the Plan collectively between February 19, 2014 and the present and whose Plan accounts included investments in SunEdison stock. The complaints assert claims against the Company and certain of its directors, employees and/or other individuals and entities alleged to be fiduciaries of the Plan. The complaints allege, among other things, that the defendants breached certain fiduciary duties owed under the ERISA, generally asserting that the defendants failed to make full disclosure to the Plan's participants of the risks of investing in SunEdison's stock, that the company's stock should not have been made available as an investment option in the Plan, and that certain defendants failed to properly monitor other alleged fiduciaries. The complaint also alleges that defendants failed to disclose certain material facts regarding the Company's operations and performance, which had the effect of artificially inflating the Company's stock price. Among other relief, the lawsuits seek declaratory relief, restitution and other equitable monetary relief, certain unspecified damages, and attorney’s fees and costs.

Jerry Jones v. SunEdison, Inc., et al.

In December 2008, a putative class action lawsuit was filed in the U.S. District Court for the Eastern District of Missouri by plaintiff, Jerry Jones, purportedly on behalf of all participants in and beneficiaries of the Plan between September 4, 2007 and December 26, 2008, inclusive. The complaint asserted claims against the Company and certain of its directors, employees and/or other unnamed fiduciaries of the Plan. The complaint alleges that the defendants breached certain fiduciary duties owed under the ERISA, generally asserting that the defendants failed to make full disclosure to the Plan's participants of the risks of investing in SunEdison's stock and that the Company's stock should not have been made available as an investment alternative in the Plan. The complaint also alleges that the Company failed to disclose certain material facts regarding the Company's operations and performance, which had the effect of artificially inflating the Company's stock price.

In June 2009, an amended class action complaint was filed by Mr. Jones and another purported participant of the Plan, Manuel Acosta, which raises substantially the same claims and is based on substantially the same allegations as the original complaint. However, the amended complaint changes the period of time covered by the action, purporting to be brought on behalf of beneficiaries of and/or participants in the Plan from June 13, 2008 through the present, inclusive. The amended complaint seeks unspecified monetary damages, including losses the participants and beneficiaries of the Plan allegedly experienced due to their investment through the Plan in the Company's stock, equitable relief and an award of attorney's fees. No class has been certified and discovery has not begun. In March 2014, the court granted the Company's motion to dismiss but the plaintiffs filed, and the court in April 2014 granted, a motion to stay entry of final judgment pending a Supreme Court decision in a case that could have implications in this matter. That Supreme Court case was decided in June 2014, and the plaintiffs filed a motion for reconsideration with the district court, based on that Supreme Court decision.

(11)	Subsequent Events

In March 2016, the Plan Sponsor announced that the filing of its Annual Report on Form 10-K for the year ended December 31, 2015 with the Securities and Exchange Commission (the “SEC”) would be delayed beyond the extended due date of March 15, 2016. The scope of work required to finalize the Company’s financial statements included in the 2015 Annual Report on Form 10-K expanded due to the identification by management of material weaknesses in its internal controls over financial reporting, primarily resulting from deficient information technology controls in connection with newly implemented systems. Because of these material weaknesses, additional procedures are necessary for management to complete the Company’s annual financial statements and related disclosures, and for the Company’s independent registered accounting firm, KPMG LLP, to finalize its audits of the Company’s annual financial statements and the effectiveness of internal controls over financial reporting as of December 31, 2015. In addition, an investigation by the Company's Audit Committee concerning the accuracy of the Company’s anticipated financial position previously disclosed to the Company’s board of directors was not finalized until April 2016.

In March 2016, the Plan Sponsor delivered a blackout notice (the “Notice”) to its directors and executive officers informing them of a temporary suspension of contributions to the SunEdison Stock Fund in the Plan, as a result of the announced delayed filing of the Company’s fiscal 2015 Annual Report on Form 10-K with the SEC. During the blackout period, Plan participants are temporarily unable to invest contributions to the Plan in the SunEdison Stock Fund or transfer any amount from any other investment option into the SunEdison Stock Fund. The blackout period will continue until the Company has filed its 2015 Annual Report on Form 10-K and is current in its required SEC filings.

In March 2016, the Plan Sponsor received a subpoena from the U.S. Department of Justice (the “DOJ”) seeking information and documentation relating to: (i) certain financing activities in connection with the Company's acquisition of Vivint Solar, Inc., (ii) the conduct of a former non-executive employee who is alleged to have committed wrongdoing in connection with the Vivint termination negotiations, (iii) the previously disclosed investigations by the Company's Audit Committee, (iv) intercompany transactions involving the Company and each of TerraForm Power, Inc. and TerraForm Global, Inc. and (v) the financing of the Company's Uruguay projects in connection with project costs and equity contributions that remain to be contributed by the Company and the DOJ may have additional requests. Also, the Company received a nonpublic, informal inquiry from Securities and Exchange Commission (the "SEC") covering similar areas.

In April 2016, the Plan Sponsor and certain of its subsidiaries filed a voluntary petition for relief (the “Bankruptcy Petition”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) under the caption In re SunEdison, Inc., Case No. 16-10992 (the “Bankruptcy Case”). The Plan Sponsor intends to continue to operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

In April 2016, the Plan Sponsor received a delisting notification (the “Delisting Notice”) from the staff of NYSE Regulation (the “Staff”). The Delisting Notice advised the Company that, following the Company’s announcement that it and certain of its domestic and international subsidiaries had filed the Bankruptcy Petition under the Bankruptcy Code in the Bankruptcy Court, the Company’s securities were subject to delisting from the New York Stock Exchange (the “NYSE”). The Delisting Notice noted that the common stock was suspended immediately from trading at the market opening on the NYSE on April 21, 2016. The Delisting Notice further indicated that in reaching its delisting determination, the Staff noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the ultimate effect of this process on the value of the Company’s common stock.

Schedule of Assets Held for Investment Purposes at End of Year
Form 5500 – Schedule H – Item 4i
December 31, 2015
(See Independent Auditor’s Report)

	Identity of issuer, borrower, lessor or similar party	Description of issue, maturity date, rate of interest, collateral, par or maturity value	Current value
**	Vanguard Institutional Index	Mutual Fund	$23,833,284
**	Standard Stable Asset Fund	Group Annuity	22,888,086
**	Thornburg International Value R5	Mutual Fund	18,143,757
**	American Beacon Large Cap Value	Mutual Fund	13,288,514
**	JP Morgan Large Cap Growth	Mutual Fund	11,523,699
**	Metropolitan West Total Return Bond I	Mutual Fund	10,660,759
**	Eagle Small Cap Growth	Mutual Fund	8,409,841
**	Eaton Vance Atlanta Capital	Mutual Fund	8,186,335
**	Goldman Sachs Small Cap Value	Mutual Fund	8,167,928
**	T. Rowe Price Capital Appreciation	Mutual Fund	6,683,322
**	JP Morgan Mid Cap Value	Mutual Fund	5,775,867
**	SunEdison Stock Fund*	Common Stock	4,979,417
**	Brokerage Securities	Brokerage	4,440,737
**	Vanguard Total Bond Market Index Fund	Mutual Fund	3,918,468
**	Prudential Inc. Flex Target	Mutual Fund	423,368
**	SecurePath for Life 2025	Pooled Separate Account	108,557
**	SecurePath for Life 2020	Pooled Separate Account	48,320
**	Cash Reserve Account*	Cash	5,126
	Total investments		$151,485,385

	Notes receivable from participants*	Interest rates range from 3.25% to 4.25% with various maturities through 2028	$3,955,496

* Represents a party-in-interest allowable by ERISA.
** Cost information is omitted for participant-directed investments.

Schedule of Delinquent Participant Contributions
Form 5500 – Schedule H – Item 4a
For the year ended December 31, 2015
(See Independent Auditors' Report)

	Total that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Participant contributions transferred late to Plan	$97,360	$—	$—	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunEdison, Inc.
SunEdison Retirement Savings Plan

By:	SunEdison, Inc. Investment Committee
Plan Administrator

By:	/s/ Stephen Cerrone
Stephen Cerrone, Member, SunEdison, Inc. Investment Committee

Date: July 13, 2016

EXHIBIT INDEX

Exhibit No.    Description

23.1        Consent of Brown Smith Wallace, LLP